QUORUM X DIAGNOSTIC, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020
AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Quorum X Diagnostics, Inc.
Tucker, Georgia

We have reviewed the accompanying financial statements of Quorum X Diagnostics Inc., which comprise the balance sheets as of December 31, 2020, and 2019, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Quorum X Diagnostics Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
February 9, 2022

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

QUORUM X DIAGNOSTICS INC.
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
(unaudited)

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 109,565	$ 1
TOTAL CURRENT ASSETS	109,565	1
PROPERTY AND EQUIPMENT		
Property and equipment, net	43,616	-
OTHER ASSETS		
Intangible assets	27,359	4,699
TOTAL ASSETS	$ 180,540	$ 4,700

LIABILITIES AND SHAREHOLDERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Accounts payable	$ 15,999	$ -
Prepaid stock issuance	100,000	-
Convertible note	22,559	20,826
TOTAL CURRENT LIABILITIES	138,558	20,826
LONG-TERM LIABILITIES		
Note payable - related party	75,728	40,064
TOTAL LONG-TERM LIABILITIES	75,728	40,064
TOTAL LIABILITIES	214,286	60,890
SHAREHOLDERS' EQUITY		
Treasury stock, see note 6	(34)	-
Common stock, see note 6	30	-
SAFE obligations	230,784	4,500
Accumulated deficit	(264,526)	(60,690)
TOTAL SHAREHOLDERS' EQUITY	(33,746)	(56,190)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 180,540	$ 4,700

See independent accountant's review report and accompanying notes to financial statements.

QUORUM X DIAGNOSTICS INC.
STATEMENTS OF INCOME
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
REVENUES	$ -	$ -
COST OF GOODS SOLD	-	-
GROSS PROFIT	-	-
OPERATING EXPENSES		
Crowdfunding fees	10,046	-
General and administrative	42,298	26,855
Payroll expenses	53,997	9,920
Professional expenses	23,482	816
Research and development	39,476	4,561
Sales and marketing	27,990	-
TOTAL OPERATING EXPENSES	197,289	42,152
NET OPERATING LOSS	(197,289)	(42,152)
OTHER INCOME/(EXPENSES)		
Fundraising income	-	1,085
Interest expense	(6,547)	(1,217)
TOTAL OTHER INCOME/(EXPENSES)	(6,547)	(132)
NET LOSS	$ (203,836)	$ (42,284)

See independent accountant's review report and accompanying notes to financial statements.

QUORUM X DIAGNOSTICS INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2020 AND 2019
(unaudited)

	Treasury Stock		Common Stock		SAFE Obligations	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, JANUARY 1, 2019	-	$ -	-	$ -	4,500	$ (18,406)	$ (13,906)
Net loss	-	-	-	-	-	(42,284)	$ (42,284)
ENDING BALANCE, DECEMBER 31, 2019	-	$ -	-	$ -	$ 4,500	$ (60,690)	$ (56,190)
Repurchase of unvested restricted stock	-	(34)		-	-	-	$ (34)
Issuance of SAFE obligations	-	-	-	-	226,284	-	$ 226,284
Vesting of restricted stock options	-	-	2,960,417	30	-	-	$ 30
Net loss	-	-	-	-	-	(203,836)	$ (203,836)
ENDING BALANCE, DECEMBER 31, 2020	-	$ (34)	2,960,417	$ 30	$ 230,784	$ (264,526)	$ (33,746)

QUORUM X DIAGNOSTICS INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (203,836)	$ (42,284)
Adjustments to reconcile net income to net cash provided by operating activities:		
Convertible debt issued in exchange for services	10,000	12,500
Accounts payable	15,999	-
Accrued interest on convertible notes	1,733	1,217
CASH USED FOR OPERATING ACTIVITIES	(176,104)	(28,567)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(22,660)	(3,000)
Cash used for fixed assest	(43,616)	-
CASH USED FOR INVESTING ACTIVITIES	(66,276)	(3,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for treasury stock	(34)	-
Prepayment of common stock	100,000	-
Issuance of common stock	30	-
Issuance of SAFE obligations	216,284	-
Issuance of note payable - related party	35,664	31,386
CASH PROVIDED BY FINANCING ACTIVITIES	351,944	31,386
NET INCREASE (DECREASE) IN CASH	109,564	(181)
CASH AT BEGINNING OF YEAR	1	182
CASH AT END OF YEAR	$ 109,565	$ 1
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

    The Company
    Quorum X Diagnostics Inc. (the "Company") was incorporated in the State of Delaware on August 10, 2017. The Company is a medical diagnostic company that focuses on a faster, cheaper and easier method to identify bacteria within the human body (the standard culture method takes up to three days, whereas our methods allow for identification within four minutes). Using the Company's proprietary technology method, the Company has developed a working prototype, QXD-1, a fast test for the Pseudomonal Pneumonia and is now currently fully focused on fast-tracking the development of COVIDNOW®, a four minute at-home Antigen test for Covid-19.

    Going Concern
    Since Inception, the Company has relied on funds from convertible notes, SAFE issuances and funds from shareholders to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2020, the Company is still mostly in the developmental process, no revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

    Fiscal Year
    The Company operates on a December 31st year-end.

    Basis of Presentation
    The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

    Use of Estimates
    The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

    Cash and Cash Equivalents
    The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, and 2019, the Company held no cash equivalents.

    Risks and Uncertainties
    The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

    The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate

1.   **Summary of Significant Accounting Policies (continued)**

Risks and Uncertainties (continued)
actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020, and 2019, the Company had no accounts receivable.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three to five year, while leasehold improvements are depreciated over ten to fifteen years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Intangible Assets
Intangible assets include patents. The Company accounts for intangible assets (including trademarks and website) in accordance with ASC 350 "Intangibles-Goodwill and Other" ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates. As of December 31, 2020, and 2019, the Company did not record any impairment losses.

The Company amortizes the cost of their intangible assets over the 10 to 17-year estimated useful life on a straight-line basis. The Company will begin amortizing their patents in 2021.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position

See independent accountant's review report.

1.   **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)
change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Georgia.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

1.   **Summary of Significant Accounting Policies (continued)**

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company plans to generate revenue by selling test kits for Coronavirus Disease of 2019 (COVID-19) and Pseudomonal Pneumonia. The Company's payments are generally collected upfront. For years ending December 31, 2020, and 2019 the Company recognized nil in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Property and Equipment**

Property and equipment consisted of the following at December 31, 2020 and 2019:

Property and equipment at cost:	2020	2019
Data Center Development	$ 43,616	$ -
	43,616	-
Less: Accumulated depreciation	-	-
Total	$ 43,616	$ -

As of December 31, 2020, and 2019, the Company has not yet placed the data center into service. They anticipate to start recording depreciation in late 2021, or 2022.

4. **Notes Payable – Related Party**

Since inception, a related party has provided loans to the Company valued at $75,728 and $40,064 as of December 31, 2020, and 2019, respectively. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

5. **Convertible Notes**

The Company has issued several convertible promissory notes. In 2018, four convertible promissory notes were issued for a total of $7,000 with 8% APRs and maturity dates in 2019. In 2019, one promissory notes was issued for a total of $12,500, with 8% APRs and maturity dates in 2020. In 2020, one convertible promissory note were issued for a total of $40,000 with 8% APRs and maturity dates in 2021. The convertible promissory note issued in 2020, was converted before year-end to a SAFE obligation and the accrued interest of that note was also converted into a SAFE obligation. As of December 31, 2020, and 2019, the balance related to convertible promissory notes (principal and accrued interest) was $22,559 and $20,826, respectively.

The notes and associated accrued interest are convertible into the number of shares of the same class and series of equity security as issued by the Company in in the Qualified Financing (the "Qualified Financing Capital Stock"), determined by dividing (i) the Conversion Amount as of the date of the first closing of the Qualifying Financing (the "Conversion Date"), by (ii) the per share price paid by investors in such Qualifying Financing for such Qualified Financing Capital Stock. For purposes hereof, the "Conversion Amount" shall equal the principal amount of, and accrued but unpaid interest on the notes, multiplied by 1.25 (the "Conversion Ratio").

6. **Equity**

Treasury Stock
During the year ending December 31, 2020, the board of directors authorized a purchase of 3,375,000 shares of unvested restricted stock awards, which may be used to meet the Company's common stock requirements for its equity incentive plan or additional restricted stock awards. The Company purchased the full 3,375,000 shares of unvested common stock at the aggregate cost of $34.

See independent accountant's review report.

6. **Equity (continued)**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.00001 par value per share. As of December 31, 2020, and 2019, 2,960,417 and nil shares have been issued and are outstanding.

Restricted Stock Awards
In May 2019, the Company issued 9,900,000 shares of common stock to its founders, under restricted stock agreements at a grant date fair value of $0.00001 per share that vests over four years, with a one-year cliff. Then again in May 2020, the Company issued an additional 400,000 shares of common stock to an advisor with the same terms as the May 2019 issuances. The unvested shares are subject to a repurchase right held by the Company at the original purchase price.

As noted above, under Treasury Stock, the Company repurchased a total of 3,375,000 shares of unvested restricted stock awards for a total cost of $34 during the year ending December 31, 2020. As of December 31, 2020, and 2019, the total amount of unvested restricted stock was 6,925,000 and nil shares, respectively.

For the fiscal years ended December 31, 2020, and 2019, 2,960,417 and nil shares of the Company's restricted stock awards vested, and the related stock-based compensation was $30.

Equity Incentive
The Company's 2017 Stock Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors, and subcontractors for up to 500,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors, and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2020, and 2019, 100,000 and nil shares, respectively, have been issued under the Plan. As of December 3, 2020, and 2019, no shares have vested.

SAFE Obligations
Since 2018, the Company issued several Simple Agreements for Future Equity ("SAFEs") totaling $230,784 and $4,500 as of December 31, 2020, and 2019, respectively. The agreement state if there is an equity financing before the termination of this SAFE, on the initial closing of an equity financing, the SAFEs will automatically convert into the number of shares of preferred stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of preferred stock. The agreements state a post-money valuation cap of $1,000,000 – 3,000,000 with a 0% - 25% discount rate.

7.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on August 10, 2017and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8.   **Subsequent Events**

Options Issued
During the year ending December 31, 2021, the Company issued an additional 100,000 shares of options to an advisor of the Company. The shares are not subject to a vesting schedule and are considered immediately vested.

Share Issuances
The Company issued a total of 825,000 shares in exchange for $200,000 cash (of which $100,000 was prepaid as of December 31, 2020) and $200,000 in research and development and tubes.

Note Payable – Related Party
The majority shareholder of the Company has provided an additional $66,000 of loans to the Company. The terms are consistent with that discussed in Note 4.

SAFE Obligation Issued
During 2021, the Company issued one SAFE obligation in the amount of $3,000 to an advisor, in exchange for services provided to the Company. The SAFE obligation has terms consistent with that discussed in Note 6.

Donation Received
During 2021, the Company received a $6,500 donation, with no restrictions to its use.

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $387,278   maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Managements Evaluation
The Company has evaluated subsequent events through February 9, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.